                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------
                                AMENDMENT NO. 4
                           (AMENDED FINAL AMENDMENT)
                                      TO
                                SCHEDULE 14D-1
                 Tender Offer Statement Under Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                           ------------------------

                             ANGELES PARTNERS XII
                           (Name of Subject Company)

                       ERP OPERATING LIMITED PARTNERSHIP
                                   (Bidder)

                         LIMITED PARTNERSHIP INTERESTS
                        (Title of Class of Securities)

                                     NONE
                     (CUSIP Number of Class of Securities)

                           ------------------------

                                   Copy to:

Bruce C. Strohm, Esq.                                  Don S. Hershman, Esq.
Equity Residential Properties Trust                    Beth M. Gottlieb, Esq.
Two North Riverside Plaza                              Much Shelist Freed
Chicago, Illinois 60606                                Denenberg Ament &
(312) 474-1300                                         Rubenstein, P.C.
                                                       200 North LaSalle Street
                                                       Suite 2100
                                                       Chicago, Illinois 60601
                                                       (312) 346-3100

                    (Name, Address and Telephone Number of
                   Persons Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                           Calculation of Filing Fee

     Transaction Valuation*: $36,445,170    Amount of Filing Fee: $7,289.03

* For purposes of calculating the filing fee only. Assumes the purchase of 44,718 Units at a purchase price equal to $815 per Unit in cash.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $7,289.03            Filing Party: ERP Operating
                                                             Limited Partnership

     Form or Registration Number: Schedule 14D-1  Date Filed: September 2, 1999,
                                                  amended on September 10, 1999,
                                                  September 23, 1999 and
                                                  October 25, 1999

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
          [X] Third-party tender offer subject to Rule 14d-1.
          [ ] Issuer tender offer subject to Rule 13e-4.
          [ ] Going-private transaction subject to Rule 13e-3.
          [ ] Amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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  CUSIP NO.  None                    14D-1                     Page 1 of 2 pages
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ERP Operating Limited Partnership   36-3894853
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
             WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 3                                                     [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Illinois
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      34
 7

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
                                                            Less than 1%
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      TYPE OF REPORTING PERSON*
10
          PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 2 of 2 pages


     This statement (the "Statement") constitutes Amendment No. 4 to the initial
Schedule 14D-1 of ERP Operating Limited Partnership ("ERP") relating to ERP's offer to purchase limited partnership interests (the "Units") of Angeles Partners XII. The item number and response thereto are set forth below in accordance with the requirements of Schedule 14D-1.

Item 8.  Interest in Securities of the Subject Company.

     At 12:00 midnight, central standard time, on October 15, 1999 the Offer expired pursuant to its terms. A total of 34 Units, representing less than 1% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. ERP has accepted for payment all of those Units at $815 per Unit.


                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 15, 2000

                              ERP OPERATING LIMITED PARTNERSHIP
                              By:   EQUITY RESIDENTIAL PROPERTIES
                                    TRUST, General Partner

                              By:   /s/ Bruce C. Strohm
                                    -------------------
                              Its:  Executive Vice President, General
                                    ---------------------------------
                                    Counsel and Secretary
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